As filed with the Securities and Exchange Commission on September 29, 2016

Securities Act File No. 812-14653

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO THE

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “1940 ACT” ) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTION 61(a)(3)(B) OF THE 1940 ACT PERMITTING AWARDS OF COMMON STOCK PURCHASE OPTIONS TO NON-EMPLOYEE DIRECTORS, PURSUANT TO SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

EQUUS TOTAL RETURN, INC.

700 Louisiana Street, 48th Floor

Houston, Texas 77002

(713) 529-0900

All Communications, Notices and Orders to:

Mr. Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

700 Louisiana Street, 48th Floor

Houston, Texas 77002

Telephone: (713) 529-0900

Facsimile (212) 671-1534

Copies to: Martin C. Glass, Esq. Jenner & Block LLP 919 Third Avenue New York, NY 10022 Telephone: (212) 891-1600 Facsimile: (212) 891-1699 September 29, 2016

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: EQUUS TOTAL RETURN, INC. 700 Louisiana Street, 48th Floor Houston, Texas 77002 (713) 529-0900 File No. 812-14653	) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “1940 ACT” ) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTION 61(a)(3)(B) OF THE 1940 ACT PERMITTING AWARDS OF COMMON STOCK PURCHASE OPTIONS TO NON-EMPLOYEE DIRECTORS, PURSUANT TO SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

I.	OVERVIEW

Equus Total Return, Inc. (hereafter, “Equus” or the “Fund”) is an internally managed closed-end, non-diversified investment company that has elected to be regulated as a business development company (“BDC”)[1] under the Investment Company Act of 1940 (the “1940 Act”) and also qualifies as a regulated investment company pursuant to Subchapter M of the Internal Revenue Code of 1986 (the “Code”). On June 13, 2016, the Equus shareholders adopted the Fund’s 2016 Equity Incentive Plan (the “Plan”). Equus hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) as follows:

(i)	pursuant to Section 6(c) of the 1940 Act, granting the Fund an exemption from Sections 23(a), 23(b), and 63 to issue restricted shares of its common stock from treasury (“Restricted Stock”) pursuant to the Plan;

(ii)	pursuant to Section 61(a)(3)(B) of the 1940 Act, enabling the Fund to grant common stock purchase options under the Plan (“Options”) to its non-employee directors;
(iii)	pursuant to Section 57(i) and Rule 17d-1 of the 1940 Act, authorizing the Fund to engage in certain joint transactions otherwise prohibited by Section 57(a)(4); and
(iv)	pursuant to Section 23(c)(3) of the 1940 Act, granting the Fund an exemption from Section 23(c).

The Order would permit the Fund to:

(i)	issue Restricted Stock or Options as part of the compensation package for participants in the Plan, which participants would include all directors, officers, or employees of Equus (collectively, “Participants” and each a “Participant”);

(ii)	withhold shares of the Fund’s common stock or purchase shares of the Fund’s common stock from Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock or the exercise of Options that will be granted pursuant to the Plan; and
(iii)	permit Participants to pay the exercise price of Options that will be granted to them pursuant to the Plan with shares of the Fund’s common stock.

[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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II.	BACKGROUND

About Equus

Equus was formed as a Delaware corporation by Equus Investments II, L.P. (the “Partnership”) on August 16, 1991. On July 1, 1992, the Partnership was reorganized and all of the assets and liabilities of the Partnership were transferred to the Fund in exchange for shares of common stock of the Fund. On August 11, 2006, the Equus shareholders approved the change of the Fund’s investment strategy to a total return investment objective. This strategy seeks to provide the highest total return, consisting of capital appreciation and current income. In connection with this strategic investment change, the shareholders also approved the change of name from Equus II Incorporated to Equus Total Return, Inc. Shares of the Fund’s common stock are traded on the New York Stock Exchange under the symbol “EQS.” As of September 29, 2016, Equus had 12,673,646 shares of common stock outstanding.

Equus is governed by a seven-member Board of Directors (sometimes referred to herein as the “Board”), five of whom are (i) not considered “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act, and (ii) considered independent within the meaning of the rules of the New York Stock Exchange. The Fund attempts to maximize the return to shareholders in the form of current investment income and long-term capital gains by investing in the debt and equity securities of companies with a total enterprise value of between $5.0 million and $75.0 million, although the Fund may engage in transactions with smaller or larger investee companies from time to time. Equus seeks to invest primarily in companies pursuing growth either through acquisition or organically, leveraged buyouts, management buyouts and recapitalizations of existing businesses or special situations. The Fund’s income-producing investments consist principally of debt securities, which may include bonds, subordinated debt, debt convertible into common or preferred stock, or debt combined with warrants and common and preferred stock. Debt and preferred equity financing may also be used to create long-term capital appreciation through the exercise and sale of warrants received in connection with the financing. Equus also seeks to achieve capital appreciation by making investments in equity and equity-oriented securities issued by privately-owned companies or smaller public companies in transactions negotiated directly with such companies.

The Plan

On April 15, 2016, by unanimous vote, the Equus Board adopted the Plan and recommended the same for approval by the Fund’s shareholders, which approval was granted at the annual meeting of Equus shareholders held on June 13, 2016. A copy of the Plan is attached to this Application as Exhibit “A”. The Plan became effective as of the date of such approval.

The Plan is intended to promote the interests of the Fund by encouraging officers, employees, and directors of the Fund and its affiliates to acquire or increase their equity interest in the Fund and to provide a means whereby they may develop a proprietary interest in the development and financial success of the Fund, to encourage them to remain with and devote their best efforts to the business of the Fund, thereby advancing the interests of the Fund and our shareholders. The Plan is also intended to enhance the ability of the Fund and its affiliates to attract and retain the services of individuals who are essential for the growth and profitability of the Fund.

III.	EXEMPTION APPLICATION TO ISSUE RESTRICTED STOCK AND OPTIONS

The Fund is applying for an Order of the Commission: (i) pursuant to Section 6(c), granting an exemption from Sections 23(a), 23(b), and 63, (ii) pursuant to Section 63(a)(3)(B), (iii) from Section 57(a)(4) pursuant to Section 57(i) and Rule 17d-1 authorizing certain joint transactions that would otherwise be prohibited under the 1940 Act, and (iv) pursuant to Section 23(c)(3) granting an exemption from Section 23(c). The Order, if granted, would enable Equus to issue Restricted Stock and Options under the Plan to its officers, employees, including any employees who are members of the Board of Equus (“Employee Directors”), and to directors of Equus who are not officers or employees of Equus (“Non-Employee Directors”).

Reason for Application

Compensation Practices Generally and in the Asset Management Industry

The market for talented directors, officers, and employees is highly competitive and, consequently, compensation arrangements with such persons are necessarily geared toward providing performance and longevity incentives that may enhance organizational effectiveness and build shareholder value. Equus believes this principle also holds true for investment professionals and the individuals who provide the governance functions for the investment organizations, and seeks to offer fair compensation packages to these individuals that are competitive with those offered by other investment management businesses. While the Fund recognizes that director, officer, and employee retention is critical for all companies, Equus also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its potential Participant base relative to its assets

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and revenue make retention of these individuals even more critical for the Fund. In this regard, the ability of the Fund to offer equity-based compensation to directors, officers, and employees of Equus aligns their interests with those of the Equus shareholders and provides an incentivization and retention tool that is vital to the Fund’s future growth and success.

The Plan would enable Equus to offer its directors, officers, and employees compensation packages that are competitive with those offered by other funds and operating businesses, which would enhance the ability of Equus to hire and retain superior senior management and other key personnel. Equus believes that offering competitive compensation packages is critical to the Fund’s ability to generate the best possible risk-adjusted returns for its shareholders.

Use of Restricted Stock and Options

Equus strongly believes that Restricted Stock and Options offer an attractive form of equity-based compensation for all Plan Participants, whether in their capacity as a director, officer, or employee of the Fund. Relative to other forms of compensation, the award of Restricted Stock and Options will allow Equus to (1) compete more successfully with commercial banks, investment banks, other publicly traded companies, and private equity funds for skilled employees, officers, and directors; (2) develop superior alignment of the Fund’s business strategy, shareholder interests and employee interests; (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses; and (4) match the return expectations of the business more closely with its equity based compensation. The Fund believes the award of Restricted Stock and Options will have a clear and meaningful benefit to its shareholders and its business prospects that supports approval of this Application.

Successfully Competing with Private Equity Firms

In order to compete successfully with private equity funds for talented portfolio and business management personnel, Equus ideally would be able to pass through to its employees, in the form of long-term capital gain payments, at least 20 percent of the net realized income of Equus over time. Inasmuch as Equus, as a publicly traded corporation, cannot provide a carried interest to its management team that is customarily available to the general partners of partnerships, the Plan represents the mechanism closest to replicating the fund structure.

Aligning the Business Plan with Shareholder Interests and the Interests of Employees and Principals

Equus has reserved 2,534,728 shares for issuance under the Plan, whether as awards of Restricted Stock or as Options. If all of the shares of Restricted Stock under the Plan were issued and all Options issued under the Plan were issued and subsequently exercised, the total amount of additional Equus common stock issued from treasury would equal 20% of the Fund’s shares of common stock presently outstanding. The Order requested hereunder is subject to the condition that the amount of voting securities that would result from the exercise of all of the Fund’s outstanding warrants, Options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Fund, except that if the amount of voting securities that would result from the exercise of all of the Fund’s outstanding warrants, Options and rights issued to the Fund’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Fund, then the total amount of voting securities that would result from the exercise of all outstanding warrants, Options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Fund.

Alignment of a company’s business plans, its shareholder expectations and its employee compensation is an essential component of long-term business success. Long-term business success is in the interest of the Fund’s shareholders, directors, officers, and employees. Equus typically makes longer term investments primarily in privately held businesses that typically stay in its portfolio for the long term. The Fund’s business plan involves taking on investment risk over an extended period of time, and a premium is placed on the Fund’s ability to maintain stability of net asset values. The Fund’s strategy is to generate capital appreciation and income from its portfolio of investments in the debt and equity securities. As a taxpayer that elects to be regulated as a RIC, Equus is required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income to avoid non-deductible excise taxes. Equus shareholders can benefit from the Fund’s income through the payment of dividends and capital appreciation through a rising stock price. The preservation of asset values, the monetization of portfolio holdings, and generation of income from existing investments remain a principal focus of Fund management, its employees, and Non-Employee Directors.

The implications of the Fund’s business model, as described above, on the attractiveness of using Restricted Stock and Options are relatively clear. Holders of Restricted Stock and Options, over time, become owners of the stock with a vested interest in value maintenance and stock appreciation. These interests are completely aligned with those of the Fund’s shareholders. Moreover, the private equity funds with which Equus competes are able to pay higher total cash compensation, composed of salaries and bonuses than the Fund is able to pay because of the expenses that the Fund must

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pay that are related to the maintenance of its status as a publicly held company and to maintain compliance with the 1940 Act. In addition, the private firms with which Equus must compete for personnel typically permit their employees to co-invest with them, which Equus is not permitted to do under the 1940 Act.

Matching Return Expectations

Awards of Restricted Stock and Options motivate behavior that is consistent with the type of return expectations that Equus has established for its shareholders. The Fund’s strategy is to originate high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time. Further, the Fund’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities. To this end, equity-based incentives such as Restricted Stock and Options place more value on the quality of originated assets over the quantity of originated assets, and thus, these types of incentives are an attractive compensation tool for Equus to align employee interests with shareholder interests. Awards of Restricted Stock and Options that vest over time or that are based upon performance targets will allow the Fund to set objectives and provide meaningful rewards over time to Participants who effectuate the targeted outcome of income and principal stability.

Equus management and the Board, including the Compensation Committee of the Board, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of the Equus shareholders.

Summary of the Plan

Plan Administration

The Plan will be administered by the Board or the Compensation Committee of the Board (the Board or the Compensation Committee discharged to administer the Plan is hereafter referred to as the “Plan Administrator”). The Plan Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Plan. Each issuance of Restricted Stock under the Plan will be approved by the required majority, as defined in section 57(o) of the 1940 Act, of the Fund’s directors (the “Required Majority”)[2] on the basis that the issuance is in the best interests of the Fund and its shareholders. The date on which the Required Majority approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

Eligibility

If this Application is approved, persons eligible to participate in the Plan will be those full or part-time officers, employees, and Non-Employee Directors of the Fund and its subsidiaries as selected from time to time by the Plan Administrator in its discretion. Approximately 9 individuals at Equus are currently eligible to participate in the Plan, which includes 3 officers, one employee who is not an officer, and 5 non-employee directors.

Aggregate Plan Limits

Equus has reserved 2,534,728 shares for issuance under the Plan. The amount of voting securities that would result from the exercise of all Options, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the Fund’s outstanding voting securities, except that if the amount of voting securities that would result from such exercise of all outstanding Options, together with any Restricted Stock issued pursuant to the Plan, would exceed 15% of the Fund’s outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding Options, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the Fund’s outstanding voting securities. Any shares withheld from an award, either to satisfy tax withholding requirements, or pursuant to the delivery of shares of common stock or Restricted Stock upon the exercise of Options, will not be returned to the Plan reserve. The combined maximum amount of Restricted Stock that may be issued under the Plan to all Participants will be 10% of the outstanding common shares of the Fund on the effective date of the Plan, plus 10% of the number of shares issued or delivered by the Fund (other than pursuant to compensation plans) during the term of the Plan.[3]

[2] Section 57(o) provides that the term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

[3] For purposes of calculating compliance with this limit, the Fund will count as Restricted Stock all shares of the Fund’s common stock that are issued pursuant to the Plan less any shares that are forfeited back to the Fund and cancelled as a result of forfeiture restrictions not lapsing.

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Individual Plan Limits

The maximum award of stock Options granted to any one individual will not exceed 1,000,000 shares of common stock (subject to adjustment for stock splits and similar events) for any calendar year period, net of any shares canceled or redeemed in connection with any tax withholding. The maximum award of shares of Restricted Stock issued to any one individual will not exceed 500,000 shares of common stock (subject to adjustment for stock splits and similar events) for any calendar year period, net of any shares canceled or redeemed in connection with any tax withholding.

Amendment and Termination

The Board may, without shareholder approval, modify, revise or terminate the Plan at any time and from time to time, subject to the terms of (a) the Order requested from the Commission pursuant to this Application, (b) the Fund’s Certificate of Incorporation and Bylaws, and (c) applicable law. The Board will seek shareholder approval of any action modifying a provision the Plan if it is determined that such shareholder approval is appropriate under the provisions of applicable law, the Fund’s Certificate of Incorporation or Bylaws, or pursuant to the Order. The Plan will terminate when all shares of the Fund’s common stock reserved for issuance thereunder have been issued and the forfeiture provisions on all Restricted Stock awards have lapsed, or otherwise by action of the Board. The Board will not make any material amendment to the Plan unless the Fund receives an order from the Commission approving the terms of such amendment.

Stock Options

The Plan permits the granting of (1) Options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) Options that do not so qualify. Options granted under the Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Fund and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive options, officers of the Fund and, subject to the Order requested hereby, to non-employee directors. The option exercise price of each Option will be determined by the Plan Administrator but may not be less than 100% of the fair market value of the common stock on the date of grant, or if required under the 1940 Act, not less than the net asset value of the common stock on the date of grant. Fair market value for this purpose will be the last reported sale price of the shares of common stock on the New York Stock Exchange on the date of grant.

The term of each option will be fixed by the Plan Administrator and may not exceed ten years from the date of grant. The Plan Administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of Options may be accelerated by the Plan Administrator. In general, unless otherwise permitted by the Plan Administrator, no option granted under the Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and Options may be exercised during the optionee’s lifetime only by the optionee, or by the optionee’s legal representative or guardian in the case of the optionee’s incapacity.

Upon exercise of Options, the Option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Plan Administrator or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee for at least six months or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered to the Fund by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the Plan Administrator may permit non-qualified options to be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive options, Options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a Participant in any one calendar year.

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Restricted Stock

Subject to the Order requested hereby, the Plan Administrator will be authorized to grant Restricted Stock awards. A grant of Restricted Stock is a grant of shares of the Fund’s common stock that, at the time of issuance, are subject to certain forfeiture provisions, and thus are restricted as to transferability until such forfeiture restrictions have lapsed. The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Plan Administrator from time to time. Except to the extent restricted by the Plan Administrator, a Participant granted an award of Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends. During the restriction period (i.e., prior to the lapse of applicable forfeiture provisions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant. Except as the Plan Administrator otherwise determines, upon termination of a Participant’s service as a director, officer, and employee of the Fund during the applicable restriction period, Restricted Stock, for which forfeiture provisions have not lapsed at the time of such termination, shall be forfeited.

Performance Goals

The Plan Administrator may determine, in its discretion, that an award of Restricted Stock to the Chief Executive Officer or certain of the Fund’s other most highly compensated officers will be designed to comply with the performance-based exception under Section 162(m) of the Code. In such case, the level of vesting of the award will depend on the attainment of any of the following performance criteria, either alone or in any combination, which may be expressed with respect to the Fund or one or more operating units or groups, as the Plan Administrator may determine: (a) cash flow; (b) cash flow from operations; (c) total earnings; (d) earnings per share, diluted or basic; (e) earnings per share from continuing operations, diluted or basic; (f) earnings before interest and taxes; (g) earnings before interest, taxes, depreciation, and amortization; (h) earnings from operations; (i) net asset turnover; (j) inventory turnover; (k) capital expenditures; (l) net earnings; (m) operating earnings; (n) gross or operating margin; (o) debt; (p) working capital; (q) return on equity; (r) return on net assets; (s) return on total assets; (t) return on capital; (u) return on investment; (v) return on sales; (w) net or gross sales; (x) market share; (y) economic value added; (z) cost of capital; (aa) change in assets; (bb) expense reduction levels; (cc) debt reduction; (dd) productivity; (ee) delivery performance; (ff) safety record; (gg) stock price; and (hh) total shareholder return. Performance goals may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years or related to other companies or indices or as ratios expressing relationships between two or more performance goals. Performance goals may but need not be determinable in conformance with generally accepted accounting principles.

Change of Control Provisions

The Plan provides that, upon the effectiveness of a “change of control” as defined in the Plan, unless otherwise determined by the Plan Administrator at the time an award is made under the Plan, all stock Options and shares of Restricted Stock may vest upon and subject to the closing of the change of control and all outstanding Options will be assumed or continued by the successor entity. In addition, in the event an optionee’s employment or other service terminates upon or following a change of control, any then outstanding Options (or other award continued or substituted therefor) shall remain exercisable for a period of 6 months following such termination, or, if earlier, the expiration date of such option.

Adjustments for Stock Dividends, Stock Splits, Etc.

The Plan requires the Plan Administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Plan, to certain limits in the Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

Tax Withholding

Participants in the Plan are responsible for the payment of any federal, state or local taxes that the Fund is required by law to withhold upon the exercise of Options or stock appreciation rights or vesting of other awards. Subject to approval by the Plan Administrator, Participants may elect to have the minimum tax withholding obligations satisfied by authorizing the Fund to withhold shares of common stock to be issued pursuant to the exercise or vesting. Any such shares, however, will not be added back to the number of shares reserved or otherwise available for issuance under the Plan.

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Amendments and Termination

The Board may at any time amend or discontinue the Plan and the Plan Administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. To the extent required under the rules of the New York Stock Exchange, or by the 1940 Act, any amendments that materially change the terms of the Plan will be subject to approval by the Equus shareholders. Amendments shall also be subject to approval by the Equus shareholders if and to the extent determined by the Plan Administrator to be required by the Code to preserve the qualified status of incentive options.

Compliance

Equus will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive officer and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs and the Fund in particular.[4]

Applicable Law and Need for Relief

Restrictions of Section 23(b)

Section 63 of the 1940 Act makes applicable to BDCs the provisions of: (i) Section 23(a), which generally prohibits a registered closed-end investment company from issuing securities for services or for property other than cash or securities, and (ii) Section 23(b), which generally prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common shareholders or under certain other enumerated circumstances not applicable to the Plan. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, (1) the holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of shareholders within one year immediately prior to any such sale; (2) a required majority, as defined in Section 57(o) of the 1940 Act, of the BDC’s directors have determined that such sale would be in the best interests of the BDC and its shareholders; and (3) a required majority, as defined in Section 57(o) of the 1940 Act, of the BDC’s directors, have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities. Because awards of Restricted Stock that would be granted under the Plan would not meet the first prong of Section 63(2)(A) described in the preceding sentence (i.e., the Plan will not be approved by the holders of a majority of the Fund’s outstanding voting securities that are not affiliated persons of Equus), Sections 23(b) and 63 would operate to prevent the issuance of Restricted Stock.

Restrictions on Joint Transactions

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule l7d-1, made applicable to transactions subject to Sections 57(a)(4) by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Officers, employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of restricted stock or options is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of Restricted Stock or Options as contemplated under the Plan could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Standards for Relief

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[4] See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

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Section 61(a)(3)(B) provides that the Commission may, by order upon application, permit a BDC to issue common stock purchase options to non-employee directors pursuant to an executive compensation plan if (i) the options expire by their terms within ten years, (ii) the exercise price of such options is not less than the current market value at the date of issuance, (iii) the plan is approved by the shareholders of the BDC, (iv) the terms of the plan are fair and reasonable and do not involve overreaching of the BDC or its shareholders or partners, and (v) the options are not transferable except for disposition by gift, will, or intestacy.

Section 57(a)(4) and Rule 17d-l provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Argument

The Standard of Section 6(c)

Section 6(c) of the 1940 Act, which governs the Fund’s request for exemptive relief from Section 23 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.

Necessary or Appropriate in the Public Interest

Both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. In particular, Section 61 of the Small Business Investment Act of 1980 amended the 1940 Act to permit BDCs to issue their directors, officers, and employees warrants, options, and voting securities of the BDC pursuant to compensation plans in compliance with certain conditions. The Fund’s desire to attract and retain highly qualified personnel to further its objective of developing growth-oriented small and medium-sized companies is in the public interest, including the interests of the Fund’s shareholders. Equus competes for talent with commercial banks, investment banks, and other publicly traded companies that also are not investment companies registered under the 1940 Act and are not subject to the limitations of the 1940 Act. These organizations are able to offer all types of equity-based compensation to their employees and directors, including restricted stock and options, and, therefore, have an advantage over Equus in attracting and retaining highly qualified personnel. For Equus to compete on a more equal basis with such organizations, it must be able to attract and retain talented personnel and offer them comparable compensation packages.

With respect to the Fund’s primary competition, private equity funds, Equus has proportionately greater overhead unrelated to its investment personnel and therefore cannot pay total salaries and bonuses as high as those of its competition without increasing its total overhead. Availability of Restricted Stock and Options would enable Equus to substitute or augment the overall cash compensation to directors, officers, and employees, and compensate its management for the loss of the carried interest that the Fund’s investment professionals would receive at a private equity firm, among other things. The Plan will enhance the Fund’s ability to compensate its personnel competitively, while also aligning the interests of its personnel with the success of Equus and the interests of its shareholders and preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3) of the 1940 Act. The Plan has been approved by Equus shareholders in accordance with Section 61(a)(3)(A)(iv). The proxy statement submitted to the Equus shareholders in connection with the meeting wherein the Plan was approved contained a concise “plain English” description of the Plan and its potential dilutive effect. Furthermore, each award of Restricted Stock or Options must be approved by the Required Majority on the basis that the issuance is in the best interests of the Fund and its shareholders. For purposes of disclosure to shareholders, Equus is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of Restricted Stock and Options, and the Securities Exchange Act of 1934 ( “Exchange Act” ) requirements relating to executive compensation disclosure.

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Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25 percent of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15 percent of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of such BDC. Pursuant to the Plan a maximum of 20 percent of the Fund’s total voting securities will be available for awards under the Plan. Under the Plan, the maximum amount of Restricted Stock that may be outstanding at any particular time will be ten percent of the Fund’s voting securities. No Restricted Stock has been issued to date; therefore, any specified maximums under the Plan do not include outstanding Restricted Stock. For purposes of determining the Fund’s compliance with the limits in Section 61(a)(3), Equus will treat Restricted Stock issued under the Plan as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.

In addition to aggregate limitations on awards of Restricted Stock and Options, the Plan also contains individual limitations concerning such awards that may not be exceeded in any calendar year. Moreover, any awards of Restricted Stock or Options that lapse or become forfeited by a Participant will not be added back into the number of shares reserved for issuance under the Plan. Equus acknowledges that awards granted under the Plan may have a dilutive effect on the shareholders’ equity per share in Equus, but believes that effect would be outweighed by the anticipated benefits of the Plan to Equus and its shareholders.

Consistency with the Purposes of the 1940 Act

As described above, Equus is at a disadvantage in competing with other publicly-traded companies and financial services companies, particularly private equity firms, in attracting and retaining management personnel because it cannot offer equity incentives to its personnel as part of a compensation plan that would have a long-term capital gain component, and the Fund’s overhead associated with being a reporting issuer under the Exchange Act and subject to compliance with the 1940 Act reduces the cash compensation it can pay to such personnel. In addition, Equus believes it also competes directly for experienced executives and other professionals with other public companies and non-public companies, many of which offer restricted stock and options as part of their equity incentive plans.

The Commission previously recognized the problem of restricting equity compensation in the context of small business investment companies in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit them to issue qualified stock options. Congress amended the 1940 Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations. The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options. In 1998, the Commission issued the Baker Fentress Order and subsequently issued additional orders, some of which are summarized below, which permitted numerous types of equity compensation. In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

Equus further submits that the Plan would not violate the purposes behind Sections 23(a) and (b). The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of shareholders’ equity in the investment company.

The Plan does not raise concerns about preferential treatment of the Fund’s insiders because, among other reasons: (i) the Plan is a bona fide compensation plan of the type that is common among corporations generally and contemplated by Section 61 of the 1940 Act, (ii) is substantially similar to other equity compensation plans previously approved by the Commission as discussed below, and (iii) in addition to limitations on individual awards that may be made in a calendar year, the Plan is subject to percentage limitations regarding the aggregate awards that would be available for issuance to all Participants, which could therefore not, in and of itself, become a means for insiders to obtain control of Equus.

Further, the Plan would not unduly complicate the Fund’s capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Equus also states that on an ongoing basis it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Equus further notes that the Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies and the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. Equus thus concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of the Fund’s shares. Equus also states that its shareholders will be further protected by the conditions to this Application and requested Order that assure continuing oversight of the operation of the Plan by the Plan Administrator.

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Analysis of Section 61(a)(3)

Section 61(a)(3)(B) of the 1940 Act provides that the Commission may, by order upon application, grant relief thereunder and permit a BDC to issue common stock purchase options to non-employee directors if the issuance of such securities meets the requirements of Section 61(a)(3) as described above.

The Plan has been designed to meet all of the requirements of Section 61(a)(3), inasmuch as any Options granted to Non-Employee Directors thereunder:

1.	will have been approved by Order of the Commission prior to the issuance thereof;

2.	will expire by their terms within ten years from the date of grant;

3.	will have an exercise price not less than the fair market value of the Fund’s shares at the date of grant;

4.	will have been issued pursuant to the Plan, which was approved by the Fund’s stockholders on June 13, 2016; and

5.	will not be transferable except for disposition by will or the laws of descent or distribution.

The final requirement under Section 61(a)(3) limits to 25% the amount of the Fund’s outstanding voting securities that can be issued upon the exercise of all outstanding warrants, Options and rights; provided, however, that this limitation is reduced to 20% if the amount of voting securities issuable to directors, officers and employees exceeds 15% of the Fund’s outstanding voting securities. The number of shares issuable under the Plan is within these thresholds. Further, since there are presently no other awards of Restricted Stock, warrants, Options, or rights presently outstanding, the maximum aggregate number of shares of the Fund that may be issued under the Plan will not exceed the limitations in Section 61(a)(3) of the 1940 Act.

In addition, should the Order requested hereunder be granted (the date such Order is granted is hereinafter referred to as the “Order Date”), the maximum number of voting securities of the Fund that would result from the award of all Restricted Stock issuable under the Plan is not more than 10% of the Fund’s outstanding shares of common stock as of the Order Date, or 1,267,365 shares. Similarly, on the Order Date, the maximum number of voting securities of the Fund that would result from the exercise of all Options issuable under the Plan is, combined with all shares of Restricted Stock that would be possible to award under the Plan is not more than 20% of the Fund’s outstanding shares of common stock as of the Order Date, or 2,534,728 shares, which amount is below the percentage limitations in the 1940 Act.

Given the small number of Restricted Shares and Options that are proposed to be issued to Non-Employee Directors as set forth in the tables below, even if all Options granted thereunder were to vest and become immediately exercisable, the issuance of these securities under the Plan should not have a substantial dilutive effect on the net asset value of the common stock of the Fund. Additionally, only one-fourth of the shares of Restricted Stock and Options granted under the Plan to Non-Employee Directors will be immediately vested. The remainder of the unvested shares of Restricted Stock and Options are not vested and, in the case of Options, will not be exercisable at the date of grant, absent extraordinary circumstances. The unvested portion of such awards vest in three annual installments on each of the first three anniversaries of the date of grant. The absence of a substantial dilutive effect along with compliance with each of the conditions of Section 61(a)(3) indicates that the terms of the Plan are fair and reasonable and do not involve overreaching of Equus or its stockholders.

Finally, the Non-Employee Directors of Equus have no opportunity to exercise discretion to benefit themselves. No additional awards of Restricted Stock or Options will be made and the amounts presently proposed to be issued to such Non-Employee Directors as set forth in the tables below cannot be changed without Commission approval. Consequently, no discretionary Board level functions exist that could present a conflict. Equus submits, therefore, that its proposal to award Restricted Stock and Options to its Non-Employee Directors pursuant to the Plan meets all requirements of Section 61(a)(3) of the 1940 Act and are fair and reasonable and do not involve any overreaching of the Fund or its stockholders.

Equus believes that the options to be granted to Non-Employee Directors under the Plan will provide significant at-risk incentives to the Fund’s Non-Employee Directors to remain on the Board and to devote their best efforts to the success of the Fund’s business and the enhancement of stockholder value in the future. The Options will also provide a means for Non-Employee Directors to increase their ownership interests in the Fund, thereby ensuring close alignment of their interests with those of the Fund and its stockholders. The Options granted pursuant to the Plan will have no value unless the price of the Fund’s common stock exceeds the exercise price of such Options. Thus, Non-Employee Directors will benefit from them only to the extent that the Fund’s business succeeds and the market value of its common stock increases and remains above the exercise price of the Options. By providing incentives in the form of such Options to its

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Non-Employee Directors, the Fund will be better able to maintain continuity in the membership of its Board and to attract, when necessary, and to retain as Non-Employee Directors the highly experienced, successful and motivated business and professional people that are critical to the Fund’s success as a business development company.

Accordingly, Equus respectfully requests that the Commission issue an order under Section 61(a)(3) of the 1940 Act:

(i)       approving the Plan on the basis that the terms thereof are fair and reasonable and do not involve overreaching of the Fund or its stockholders; and

(ii)       approving the grant of Options to Non-Employee Directors pursuant to the Plan on the terms described below, on the basis that the terms are fair and reasonable and do not involve overreaching of the Fund or its stockholders.

Proposed Awards of Restricted Stock to Non-Employee Directors

The following schedule summarizes the proposed awards of Restricted Stock and associated vesting terms, that are intended to be issued to Non-Employee Directors of Equus within thirty (30) days after receipt of an Order by the Commission as requested herein. Additional awards of Restricted Stock to Non-Employee Directors and changes to the amounts set forth below may not be made without Commission Approval.

Name of Director	Number of Shares	Value(1)	Vesting Terms	Percentage of Outstanding(2)
Fraser Atkinson	19,500	$ 33,735	One-fourth of the shares vest immediately. If the director remains in service on the Board, the remainder vest upon the earliest to occur of (i) a change of control of the Fund, or (ii) ratably over a three-year period from the date of grant.	0.15%
Richard F. Bergner	19,500	$ 33,735		0.15%
Henry W. Hankinson	19,500	$ 33,735		0.15%
Robert L. Knauss	21,000	$ 36,330		0.17%
Bertrand des Pallieres	15,000	$ 25,950		0.12%
TOTAL	94,500			0.75%

(1)	Based on an assumed price of $1.73 per share, the closing trading price of the Fund’s common stock as of September 28, 2016.

(2)	Based on 12,673,646 shares of Equus common stock outstanding.

Proposed Awards of Options to Non-Employee Directors

The following schedule summarizes the proposed awards of Options and associated vesting terms, that are intended to be issued to Non-Employee Directors of Equus within thirty (30) days after receipt of an Order by the Commission as requested herein. Additional awards of Options to Non-Employee Directors and changes to the amounts set forth below may not be made without Commission Approval. The exercise price for each of the Options proposed hereunder shall be equal to the closing trading price of the Fund’s common stock on the date of grant.

Name of Director	Number of Options	Value(1)	Vesting Terms	Percentage of Outstanding(2)
Fraser Atkinson	39,000	$ 0	One-fourth of the Options vest immediately. If the director remains in service on the Board, the remainder vest upon the earliest to occur of (i) a change of control of the Fund, or (ii) ratably over a three-year period from the date of grant.	0.31%
Richard F. Bergner	39,000	$ 0		0.31%
Henry W. Hankinson	39,000	$ 0		0.31%
Robert L. Knauss	42,000	$ 0		0.33%
Bertrand des Pallieres	30,000	$ 0		0.24%
TOTAL	189,000			1.49%

(1)	Based on the difference between the exercise price and the closing trading price of the Fund’s common stock on the date of grant.

(2)	Based on 12,673,646 shares of Equus common stock outstanding.

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Other Non-Plan Compensation to Non-Employee Directors

The following table sets forth cash compensation that the Fund paid to each of its current Non-Employee Directors during 2015. Equus expects similar amounts to be paid to these individuals in 2016:

Name of Director	Director Fees	Other Fees(1)	Total
Fraser Atkinson	$96,000	$0	$96,000
Richard F. Bergner	$41,000	$0	$41,000
Henry W. Hankinson	$36,000	$72,000	$108,000
Robert L. Knauss	$56,000	$0	$56,000
Bertrand des Pallieres	$23,000	$0	$23,000

Standard for an Order under Rule 17d-1

Section 57(a)(4) and Rule 17d-l, made applicable to BDCs by Section 57(i), provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above. Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B). In respect of awards of Restricted Stock, Equus submits that the issuance of Restricted Stock pursuant to the Plan poses no greater risk to shareholders than the issuances permitted by Section 57(j)(1).

Differences in Participation

The Fund’s role is necessarily different from that of other participants in the Plan since the other participants in the Plan are its directors, officers and employees. Since Equus and its officers and employee-Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable. Likewise, the respective rights and duties of Equus and its Non-Employee Directors are different and not comparable. However, the Fund’s participation with respect to the Plan will not be “less advantageous” than that of the Participants. Equus, either directly or indirectly, is responsible for the compensation of the Participants; the Plan is simply the Fund’s chosen method of providing such compensation. Moreover, Equus believes that the Plan will benefit the Fund by enhancing its ability to attract and retain highly qualified personnel. The Plan, although benefiting the Participants and the Fund in different ways, is in the interest of the Fund’s stockholders, because it will help align the interests of its directors, officers, and employees with those of its stockholders, which will encourage conduct on the part of these individuals to produce a better return for the Fund’s stockholders.

Precedents for Relief

The Commission has previously granted exemptive relief from Section 23(c) of the 1940 Act to closed-end investment companies in circumstances substantially similar to those contemplated under the Equus Plan. The following is a brief overview of certain of these exemptive orders:

•	Baker, Fentress & Company (1998) (Investment Company Act Release No. 23619). Permitting (i) issuance of restricted stock, (ii) issuance of stock options to non-employee directors, and (iii) the payment of the exercise price of stock options in shares of the company or as part of a cashless exercise.
•	Adams Express Company, et. al. (2005) (Investment Company Act Release No. 26780). Permitting issuance of restricted stock pursuant to equity-based compensation plan.
•	MCG Capital Corporation (2006) (Investment Company Act Release No. 27280). Permitting issuance of restricted stock pursuant to equity-based compensation plan.
•	Main Street Capital Corporation (2008) (Investment Company Act Release No. 28120). Permitting the issuance of restricted stock pursuant to equity-based compensation plan.
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•	Triangle Capital Corporation (2008) (Investment Company Act Release No. 28196). Permitting the issuance of restricted stock pursuant to equity-based compensation plan.
•	Main Street Capital Corporation (2009) (Investment Company Act Release No. 28726). Permitting use of company shares to satisfy tax withholding obligations pursuant to an incentive plan award grant.
•	Triangle Capital Corporation (2009) (Investment Company Act Release No. 28692). Permitting withholding of shares to enable incentive plan participants to satisfy tax withholding obligations in connection with the vesting of restricted shares.
•	Medallion Financial Corp. (2010) (Investment Company Act Release No. 30139). Permitting issuance of stock options to non-employee directors.
•	Harris & Harris Group, Inc. (2012) (Investment Company Act Release No. 30027). Permitting (i) the issuance of restricted stock to directors (including non-employee directors), officers, and employees, (ii) withholding or purchase of shares from plan participants to satisfy tax withholding obligations, and (iii) cashless exercise of options pursuant to the plan by way of payment of shares of common stock.
•	Triangle Capital Corporation (2013) (Investment Company Act Release No. 30432). Permitting an increase in the number of shares of restricted stock that may be issued to non-employee directors.
•	Newtek Business Services Corp. (2016) (Investment Company Act Release No. 32109). Permitting (i) the issuance of restricted stock to directors (including non-employee directors), officers, and employees, (ii) withholding or purchase of shares from plan participants to satisfy tax withholding obligations, and (iii) cashless exercise of options pursuant to the plan by way of payment of shares of common stock.

Because the exemptive relief sought by this Application is substantially similar to those in a number of orders granted by the Commission permitting comparable arrangements as summarized above, Equus respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that stock withholding provisions contained in the Plan are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which Equus competes for personnel resources.

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IV.	TAX WITHHOLDING OBLIGATIONS AND ABILITY OF PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED

Requested Order

Equus requests an order of the Commission for relief under Section 23(c) to permit Equus to withhold shares of its common stock or purchase shares of Equus’ common stock from Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Equus’ common stock that will be granted pursuant to the Plan. In addition, Equus requests an exemption from Section 23(c) to permit participants to pay the exercise price of Options to purchase shares of Equus’ common stock that will be granted to them pursuant to the Plan with shares of Equus’ common stock.

Tax Consequences of Restricted Stock Awards

Generally, a grant under the Plan of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Stock or the value of the Restricted Stock drops prior to vesting.

On the date the Restricted Stock vests (assuming no Section 83(b) election has been made), the shares are released to the Participant and available for sale or transfer (subject to Equus’ share retention guidelines). In accordance with the applicable regulations of the IRS, the Equus requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day, therefore procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding other compensation from a participant, typically a stock plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If Equus withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

The Plan incorporates this concept of “net share settlement.” Specifically, it provides that the Equus is authorized to withhold stock (in whole or in part) from any award of restricted shares granted in satisfaction of a Participant’s tax obligations. However, no such withholding of shares will take place except pursuant to written assurance from the staff of the Commission or exemptive relief from the Commission.

Tax Consequences of Stock Option Awards

Options are granted under the Plan. Options granted under the Plan will not be taxable to a recipient at the time of grant. Upon the exercise of an option, the amount by which the fair market value of the shares of Equus’ common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, Equus requires the optionee to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the exercise of the option. If Equus withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of common stock received upon exercise of the option, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

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Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Equus and the Participants described in this Application with respect to the Plan constitute “purchases” by Equus of its own securities, Section 23(c) would prohibit these transactions.

Equus’ Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Equus and the Participants described in this Application with respect to the Plan may entail “purchases” by Equus of its own securities within the meaning of Section 23(c). However, Equus submits that any such purchases will be made in a manner that does not unfairly discriminate against Equus’ other shareholders. In that regard, Equus will use the closing sales price of its shares of common stock on the New York Stock Exchange (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Plan (i.e., the public market price on the date of grant of Restricted Stock and the date of grant of Options). The shares of the Equus’ common stock used to satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because all of the transactions between Equus and the Participants described in this Application with respect to the Plan will take place at the public market price for the Equus’ common stock, these transactions will not be significantly different than could be achieved by any shareholder selling in a transaction on the New York Stock Exchange. Moreover, these transactions may be made only as permitted by the Plan, which was approved by the Equus shareholders on June 13, 2016. These transactions permit Equus to deliver only shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plan. The resulting reduction in dilution using these transactions should benefit all of Equus’ shareholders. Finally, without the relief sought hereby, Participants may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Plan to satisfy their tax withholding obligations. A large influx of Equus shares into the open market over a short period of time would not be beneficial to Equus’ shareholders. No transactions will be conducted pursuant to the requested Order on days where there are no reported market transactions involving Equus’ shares. Moreover, the withholding provisions in the Plan do not raise concerns about preferential treatment of Equus’ insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the Options.

In light of the foregoing, Equus believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, small business investment companies and BDCs. Equus believes that its request for an Order is consistent with the policies underlying the provisions of the Act permitting the use of equity compensation as well as prior exemptive relief granted by the SEC for relief under Section 23(c).

Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances. On April 3, 2012, the Commission issued an order for an exemption from Section 23(c) to permit Harris & Harris to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock (Harris & Harris Group, Inc., Investment Company Act Release No., 30027 (April 3, 2012). On April 20, 2010, the Commission issued an order for an exemption from Section 23(c) permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to its incentive compensation plans (MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010). On May 5, 2009, the Commission issued an order granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting Restricted Stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant (Triange Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

Additionally, in 1998, the Commission issued Baker Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

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Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Triangle and MCG Capital discussed above, Equus respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that that stock withholding provisions and the other provisions contained in the Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the Act with which Equus competes for personnel resources.

Accordingly, Equus respectfully requests that the Commission issue an order under Section 23(c) to permit (1) Equus to withhold shares of its common stock or purchase shares of Equus’ common stock from Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of Options to purchase shares of Equus’ common stock that will be granted pursuant to the Plan, and (2) Participants to pay the exercise price of Options to purchase shares of Equus’ common stock that will be granted to them pursuant to the Plan with shares of Equus’ common stock.

V.	CONDITIONS

Applicant Agrees that the Order granting the requested relief will be subject to the following conditions:

1.       The Plan will be authorized by the Fund’s shareholders.

2.       Each issuance of Restricted Stock to a Participant will be approved by the Required Majority on the basis that such grant is in the best interest of the Fund and its shareholders.

3.       The amount of voting securities that would result from the exercise of all of the Fund’s outstanding warrants, Options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Fund, except that if the amount of voting securities that would result from the exercise of all of the Fund’s outstanding warrants, Options and rights issued to the Fund’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Fund, then the total amount of voting securities that would result from the exercise of all outstanding warrants, Options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Fund.

4.       The maximum amount of shares of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of the Fund on the effective date of the Plan plus 10% of the number of shares of the Fund’s common stock issued or delivered by the Fund (other than pursuant to compensation plans) during the term of the Plan.

5.       The Board will review the Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on the Fund’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plan will be in the best interest of the Fund and its shareholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

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VI.	PROCEDURAL MATTERS

Communications

Please address all communications concerning this Application and the Notice and Order to:

Mr. Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

700 Louisiana Street, 48th Floor

Houston, Texas 77002

Telephone: (713) 529-0900

Facsimile (212) 671-1534

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Martin C. Glass, Esq.

Jenner & Block LLP

919 Third Avenue

New York, NY 10022

Telephone: (212) 891-1600

Facsimile: (212) 891-1699

Authorizations

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Equus dated April 15, 2016. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit C.

Equus has caused this Application to be duly signed on its behalf on the 29th day of September, 2016.

EQUUS TOTAL RETURN, INC.

Date: September 29, 2016	By:	/s/ Kenneth I. Denos
Kenneth I. Denos
Secretary and Chief Compliance Officer

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exhibit “A”

EQUUS TOTAL RETURN, INC.
2016 EQUITY INCENTIVE PLAN

1.	PURPOSE.

(A)                General Purpose. The Plan has been established to advance the interests of the Company by providing for the grant of Awards to Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

(B)                Available Awards. The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in the value of the Company’s Stock through the granting of Restricted Stock, Incentive Stock Options and Non-statutory Stock Options.

(C)                Eligible Participants. All Officers, key Employees and all Directors are eligible to be granted Awards under the Plan; provided, however, that a Director who is not an Employee shall not be granted an Award unless and until the Company has received an order from the Commission permitting Awards to non-Employee Directors; provided further, that no Participant shall be granted an Award of Restricted Stock unless and until the Company has received an order from the Commission permitting Awards of Restricted Stock hereunder.

2.	DEFINITIONS.

(A)                “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(B)                “Affiliate” means any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of an Option by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting “at least 50%” for “at least 80%” under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2; provided, that to the extent permitted under Section 409A, “at least 20%” shall be used in lieu of “at least 50%”; and further provided, that the lower ownership threshold described in this definition (50% or 20% as the case may be) shall apply only if the same definition of affiliation is used consistently with respect to all compensatory stock options or stock awards (whether under the Plan or another plan). The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

(C)                “Award” means an award of Restricted Stock or Options granted pursuant to the Plan.

(D)                “Award Agreement” means any written agreement, contract, or other instrument or document approved by the Board which evidences an Award granted under the Plan.

(E)                “Board” means the Board of Directors of the Company.

(F)                 “Change of Control” shall mean the first to occur of the following:

(i)	Any Person (including one or more Persons acting as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of securities of the Company) other than (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (b) a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing forty percent (40%) or more of the total voting power represented by the Company’s then-outstanding voting securities; or
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(ii)	During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board plus any new Director whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds (2/3) of the Board at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(iii)	The shareholders of the Company approve a merger or consolidation of the Company with any other corporation (and such merger or consolidation is in fact consummated), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets , provided that such merger, consolidation, liquidation, sale or disposition, as the case may be, is actually consummated.

However, in no event shall a Change of Control be deemed to have occurred, with respect to a Participant, if such Participant is part of a purchasing group which consummates the transaction resulting in the Change of Control. The Participant shall be deemed “part of a purchasing group” for purposes of the preceding sentence if the Participant is an equity participant in the purchasing company or group (except for (i) passive ownership of less than three percent (3%) of the stock (or membership or partnership units, as the case may be) of the purchasing company or group which is otherwise not significant, as reasonably determined prior to the Change of Control by a majority of the Directors who were members of the Board at least six (6) months prior to the Change of Control).

(G)                “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.

(H)               “Commission” means the U.S. Securities and Exchange Commission.

(I)                  “Committee” has the meaning set forth in Section 3.

(J)                  “Company” means, collectively, Equus Total Return, Inc. and its subsidiaries.

(K)                “Continuous Service” means, with respect to any Participant, such Participant’s uninterrupted service with the Company or an Affiliate, whether as an Employee, Officer, or Director.

(L)                “Covered Employee” shall mean a Participant who the Committee determines is or may be one of the group of “covered employees” as defined in the regulations promulgated under Code Section 162(m), or any successor statute.

(M)              “Covered Transaction” means any of (i) a consolidation, merger, stock sale, Change of Control or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, (iii) a dissolution or liquidation of the Company or (iv) following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter-dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Continuing Directors”) cease for any reason to constitute at least a majority of the Board; provided however, that any individual becoming a Director after the Effective Date, whose election or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the Continuing Directors, will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) or other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

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(N)                “Current Market Value” has the meaning set forth in Section 8.

(O)                “Director” means a member of the Board of Directors of the Company.

(P)                 “Effective Date” has the meaning set forth in Section 12.

(Q)                “Employee” means any person employed by the Company or an Affiliate.

(R)                “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

(S)                 “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(T)                “Non-statutory Stock Option” means an Option that is not an Incentive Stock Option.

(U)                “Officer” means any person appointed as an officer of the Company.

(V)                “Option” means an Incentive Stock Option or a Non-statutory Stock Option granted pursuant to the Plan.

(W)              “Participant” means an individual to whom an Award is granted pursuant to the Plan.

(X)                “Performance-Based Exception” shall mean the performance-based exception from the deductibility limitations as set forth in Code Section 162(m).

(Y)                “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.

(Z)                “Person” means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or government or political subdivision thereof.

(AA)           “Plan” means this 2016 Equity Incentive Plan, as from time to time amended and in effect.

(BB)           “Restricted Stock” means an Award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

(CC)           “Securities Act” means the Securities Act of 1933, as amended.

(DD)           “Shares” or “Stock” means the common stock of the Company, par value $.001 per share.

3.	ADMINISTRATION.

(A)                Administration By Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(C).

(B)                Powers of Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:

(i)	To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; the number of shares of Stock with respect to which an Award shall be granted to each such Person; to determine whether, to what extent, and under what circumstances Awards may be settled or exercised, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; and, to determine requirements for the vesting of Awards or performance or service criteria to be achieved in order for Awards to vest.
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(ii)	To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.
(iii)	To amend the Plan or an Award as provided in Section 10.
(iv)	To terminate or suspend the Plan as provided in Section 11.
(v)	Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(C)                Delegation to Committee. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more Directors, and the term “Committee” shall apply to any persons to whom such authority has been delegated; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act. For purposes of Code Section 162(m), the Committee must be comprised of two or more “outside” directors as set forth in Code Section 162(m). If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (c), shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(D)                Effect of Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any Person and shall be final, binding and conclusive on all Participants.

4.	SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.

(A)                Share Reserve. Subject to such adjustments as may be provided in this Section 4 and Section 9 herein, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to grants of Restricted Stock or the exercise of Awards is 2,534,728 shares.

(B)                No Addition of Forfeited, Canceled, or Held Back Shares. Shares of Stock underlying any Awards that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall not be added back to the number of Shares available for issuance under the Plan and shall not be considered as part of the number of Shares otherwise reserved thereunder, and further provided, that in the event the Company repurchases Stock on the open market, such Stock shall not be added to the number of Shares available for issuance under the Plan.

(C)                Type of Shares. The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise. No fractional shares of Stock will be delivered under the Plan.

(D)                Limits on Individual Grants. The maximum number of Shares underlying an Option for which any Participant may be granted Awards in any calendar year is One Million (1,000,000) Shares, net of any Shares canceled or redeemed as payment of any applicable tax withholding. The maximum number of Shares of Restricted Stock for which any Participant may be granted Awards in any calendar year is Five Hundred Thousand (500,000) Shares, net of any Shares canceled or redeemed as payment of any applicable tax withholding.

(E)                Limits on Aggregate Grants of Restricted Stock. The combined maximum amount of Restricted Stock that may be issued under the Plan to all Participants will be 10% of the outstanding shares of Stock on the effective date of the Plan, plus 10% of the number of Shares issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan. No one Participant shall be granted Awards of Restricted Stock relating to more than 25% of the Shares available for issuance under this Plan. Shares granted pursuant to an Award of Restricted Stock that are used to settle tax withholding obligations pursuant to Section 9(E) shall be included as “Restricted Stock issued” for purposes of the calculations set forth in this Section 4(E).

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(F)                 No Grants in Contravention of 1940 Act. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company,” no Award may be granted under the Plan if the grant of such Award would cause the Company to violate Section 61(a)(3) of the 1940 Act, and, if otherwise approved for grant, shall be void and of no effect.

(G)                Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s Directors, Officers, and Employees, together with any Restricted Stock pursuant to this Plan and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company. Shares granted pursuant to an Award of Restricted Stock that are used to settle tax withholding obligations pursuant to Section 9(E) shall be included as “Restricted Stock issued” for purposes of the calculations set forth in this Section 4(H).

(H)               Date of Award’s Grant. The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, approves the issuance of an Award will be deemed the date on which such Award is granted.

5.	ELIGIBILITY.

Incentive Stock Options may be granted to Employees or Employee Directors of the Company or a “parent” or “subsidiary” corporation of the Company as those terms are used in Section 424 of the Code. Awards other than Incentive Stock Options may be granted to Officers, Employees and Directors. Notwithstanding the foregoing, no Officer, Employee or Director shall be eligible to receive any Award of Options under the Plan until such time as the Plan has been approved by the Company’s shareholders and no Award of Restricted Stock to any Officer, Employee or Director or Award of Options to any Director who is not also an Employee shall granted under the Plan until such time as the Company has received an order from the Securities Exchange Commission as required by the 1940 Act, permitting such Awards. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Board.

6.	OPTION PROVISIONS.

Each Option shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but, to the extent relevant, each Option shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A)                Time and Manner of Exercise. Unless the Board expressly provides otherwise, an Option will not be deemed to have been exercised until the Board receives a notice of exercise (in form acceptable to the Board) signed by the appropriate person and accompanied by any payment required under the Award. If the Option is exercised by any person other than the Participant, the Board may require satisfactory evidence that the person exercising the Option has the right to do so. No Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

(B)                Exercise Price of an Option. The exercise price of each Option shall be not less than the Current Market Value of the stock subject to the Option on the date the Option is granted, provided however, if no such market value exists the exercise price of each Option shall be not less than the current net asset value of the stock subject to the Option as determined in good faith by the Board on the date the Option is granted. In the case of an Option granted to a 10% Holder and intended to qualify as an Incentive Stock Option, the exercise price will not be less than 110% of the Current Market Value (or net asset value, as the case may be, if no market value exists) determined as of the date of grant. A “10% Holder” is an individual owning stock possessing more than 10% of the total combined voting power of all classes of Stock of the Company or its parent or subsidiary entities. No such Option, once granted, may be repriced other than in accordance with the 1940 Act and the applicable stockholder approval requirements of the New York Stock Exchange.

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(C)                Consideration. The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) by such other means of payment as may be acceptable to the Board, or (iv) in any combination of the foregoing permitted forms of payment.

(D)                Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

(E)                Transferability of a Non-statutory Stock Option. A Non-statutory Stock Option shall be transferable by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and a Non-statutory Stock Option that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant.

(F)                 Limitation on Repurchase Rights. If an Option gives the Company the right to repurchase shares of Common Stock issued pursuant to the Plan upon termination of employment of such Participant, the terms of such repurchase right must comply with the 1940 Act.

(G)                Exercisability. The Board may determine the time or times at which an Option will vest or become exercisable and the terms on which an Option requiring exercise will remain exercisable. Notwithstanding the foregoing, vesting shall take place at the rate of at least 20% per year over not more than five years from the date the award is granted, subject to reasonable conditions such as continued employment.

(H)               Termination of Continuous Service. Unless the Board expressly provides otherwise in the Award Agreement, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Option held by the Participant or the Participant’s Permitted Transferee that is not then exercisable will terminate and the balance will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(H), and will thereupon terminate subject to the following provisions (which shall apply unless the Board expressly provides otherwise):

(i)	if a Participant’s Continuous Service ceases by reason of death, or if a Participant dies following the cessation of his or her Continuous Service but while any portion of any Option then held by the Participant or the Participant’s Permitted Transferee is still exercisable, the then exercisable portion, if any, of all Options held by the Participant or the Participant’s Permitted Transferee immediately prior to the Participant’s death will remain exercisable for the lesser of (A) the one year period ending with the first anniversary of the Participant’s death or (B) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(H)(i), and will thereupon terminate; and
(ii)	if the Board, in its sole discretion, determines that the cessation of a Participant’s Continuous Service resulted for reasons that cast such discredit on the Participant as to justify immediate termination of his or her Options, all Options then held by the Participant or the Participant’s Permitted Transferee will immediately terminate.
7.	RESTRICTED STOCK PROVISIONS.

Each grant of Restricted Stock shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate grants of Restricted Stock need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A)                Consideration. To the extent permitted by the 1940 Act, Awards of Restricted Stock may be made in exchange for past services or other lawful consideration.

(B)                Transferability of Restricted Stock. Upon the grant of the Award of Restricted Stock, a Participant shall have the rights of a stockholder with respect to the voting of the Restricted Stock and receipt of dividends; provided that, in the Board’s discretion, an Award Agreement may provide that any dividends paid by the Company prior to vesting of shares of Restricted Stock shall accrue and shall not be paid to the Participant until and to the extent Restricted Stock vests. Unless the Board shall otherwise determine, (i) Restricted Stock, if uncertificated, shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Stock are vested as provided in Section 7(D) below, and (ii) certificated Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 7(D) below, and the Participant shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Board may prescribe.

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(C)                Transferability of Restricted Stock. Except as the Board otherwise expressly provides, Restricted Stock shall not be transferable other than by will or by the laws of descent and distribution.

(D)                Vesting. The Board may determine the time or times at which shares of Restricted Stock will vest or become exercisable and the terms on which shares of Restricted Stock will remain exercisable. The vesting schedule for Restricted Stock issued under the Plan will be determined at the time of the initial grant of Restricted Stock.

(E)                Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by Participant or the Participant’s Permitted Transferee that is not then vested will thereupon terminate and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.

8.	MISCELLANEOUS.

(A)                Acceleration. The Board shall have the power to accelerate the time at which an Award or any portion thereof vests or may first be exercised, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.

(B)                Stockholder Rights. No Participant or other person shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to an Option unless and until such Award has been delivered to the Participant or other person upon exercise of the Award. Unless otherwise set forth in their respective Award Agreements, Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award.

(C)                No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue in the employment of, or to continue to serve as a director of, the Company or an Affiliate or shall affect the right of the Company or an Affiliate to terminate (i) the employment of the Participant (if the Participant is an Employee) with or without notice and with or without cause or (ii) the service of a Director (if the Participant is a Director) pursuant to the Bylaws of the Company or an Affiliate and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated. Nothing in the Plan will be construed as giving any person any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of service for any reason, even if the termination is in violation of an obligation of the Company or an Affiliate to the Participant.

(D)                Legal Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to the grant or the exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

(E)                Withholding Obligations. Each grant or exercise of an Award granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange. Without limiting the generality of the foregoing, the Participant may satisfy such withholding requirements by tendering a check (acceptable to the Board) for the full amount of such withholding. In the event the Company or an Affiliate becomes liable for tax withholding with respect to an Option prior to the date of exercise, the Company may require the Participant to remit the required tax withholding by separate check acceptable to the Company or may make such other arrangements (including withholding from other payments to the Participant) for the satisfaction of such withholding as it determines.

The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. Subject to Section 4(B), a Participant may also satisfy tax withholding obligations by the transfer to the Company of shares of Stock theretofore owned by the holder of the Award with

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respect to which withholding is required. Shares of Stock used to satisfy tax withholding obligations shall be valued based on the shares’ Current Market Value on the date of the transaction. Consistent with Section 409A of the Internal Revenue Code, the Company will use the closing sales price of its shares of Common Stock on the New York Stock Exchange (or any other such exchange on which its shares of Common Stock may be traded in the future) as “Current Market Value” for all purposes under the Plan.

9.	ADJUSTMENTS UPON CHANGES IN STOCK.

(A)                Capitalization Adjustments. In the event of a Stock dividend, Stock split or combination of Shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of Shares specified in Section 4(A) that may be delivered under the Plan, to the maximum per-participant Share limit described in Section 4(D) and will also make appropriate adjustments to the number and kind of Shares or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. To the extent consistent with qualification of Incentive Stock Options under Section 422 of the Code and with the performance-based compensation rules of Section 162(m), where applicable, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder; provided, however, that the exercise price of Awards granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Commission or written confirmation from the staff of the Commission that the Company may do so.

(B)                Covered Transaction. Except as otherwise provided in an Award Agreement, in the event of a Covered Transaction in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquiror or survivor or an affiliate of the acquiror or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award Agreement, the Board may provide that (i) each Award will become fully vested or exercisable prior to the Covered Transaction on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Covered Transaction following vesting or exercise, and the Award will terminate upon consummation of the Covered Transaction; (ii) provide that each Award (whether vested or not) is cancelled in exchange for an amount equal to the product of (a) in the case of an Option, the excess, if any, of the product of the Change of Control Price over the exercise price for such Award, and (b) in the case of Restricted Stock, the Change of Control Price multiplied by the aggregate number of shares of Common Stock covered by such Award; and (iii) provide that any then-outstanding Options (or other award continued or substituted therefor) shall remain exercisable for a period of 6 months following such termination, or, if earlier, the expiration date of such Option; provided, further, that where the Change of Control does not constitute a “change in control event” as defined under Code Section 409A, the shares to be issued, or the amount to be paid, for each Award that constitutes deferred compensation subject to Code Section 409A shall be paid at the time or schedule applicable to such Awards (assuming for these payment purposes [but not the lapsing of the period of restriction] that no such Change of Control had occurred).  Notwithstanding the foregoing, the Board may, in its discretion, instead terminate any outstanding Option if either (x) the Company provides holders of such Options with reasonable advance notice to exercise their outstanding and unexercised Options or (y) the Board reasonably determines that the Change of Control Price is equal to or less than the exercise price for such Options. For the purpose of this subsection, “Change of Control Price” means the price per share on a fully diluted basis offered in conjunction with any transaction resulting in a Change of Control, as determined in good faith by the Board as constituted before the Change of Control, if any part of the offered price is payable other than in cash.

10.	AMENDMENT OF THE PLAN AND AWARDS.

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, however, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect substantially and adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Board.

11.	TERMINATION OR SUSPENSION OF THE PLAN.

(A)                Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

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(B)                No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.

12.	EFFECTIVE DATE OF PLAN.

The Plan shall become effective upon approval by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective with respect to an Award of Restricted Stock unless the Company has received an order of the Commission that permits such Award (the “Effective Date”).

13.	1940 ACT.

No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

14.	CODE SECTION 162(m).

(A)                Performance Goals. The Committee, in its discretion, may determine that an Award of Restricted Stock to a Covered Employee will be designed to comply with the Performance-Based Exception under Code Section 162(m). In such case, the level of vesting of the award will depend on the attainment of any of the following performance criteria, either alone or in any combination, which may be expressed with respect to the Company or one or more operating units or groups, as the Board may determine: (a) cash flow; (b) cash flow from operations; (c) total earnings; (d) earnings per share, diluted or basic; (e) earnings per share from continuing operations, diluted or basic; (f) earnings before interest and taxes; (g) earnings before interest, taxes, depreciation, and amortization; (h) earnings from operations; (i) net asset turnover; (j) inventory turnover; (k) capital expenditures; (l) net earnings; (m) operating earnings; (n) gross or operating margin; (o) debt; (p) working capital; (q) return on equity; (r) return on net assets; (s) return on total assets; (t) return on capital; (u) return on investment; (v) return on sales; (w) net or gross sales; (x) market share; (y) economic value added; (z) cost of capital; (aa) change in assets; (bb) expense reduction levels; (cc) debt reduction; (dd) productivity; (ee) delivery performance; (ff) safety record; (gg) stock price; and (hh) total stockholder return. Performance goals may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years or related to other companies or indices or as ratios expressing relationships between two or more performance goals. Performance goals may but need not be determinable in conformance with generally accepted accounting principles.

(B)                Performance Period; Adjustments. The Committee shall determine the performance period over which the designated performance goals shall be attained and shall, in the case of an Award designed to comply with the Performance-Based Exception under Code Section 162(m), establish the performance goals no later than 90 days after the beginning of such performance period (or such other date as may be required or permitted under Code Section 162(m)). Following the end of the performance period, the Committee shall certify in writing the level of attainment of the performance goal(s). The Committee may reduce (including a reduction to zero), but may not increase the amount of an available award. The Committee may provide in any performance based Award, at the time the performance goals are established, that any evaluation of performance shall exclude or otherwise objectively adjust for any specified circumstance or event that occurs during a performance period, including by way of example, but without limitation, the following: (a) asset write-downs or impairment charges; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in then-current accounting principles; (f) extraordinary nonrecurring items as described in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

15.	CODE SECTION 409A.

To the extent any Award is subject to Code Section 409A, such Award and the Plan are intended to be administered in a manner consistent with the requirements of Code Section 409A.  Where reasonably possible and practicable, the Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to Code Section 409A.  Notwithstanding the foregoing, neither the Company nor the Board shall have any liability to any person in the event Code Section 409A applies to any such Award in a manner that results in adverse tax consequences for the Participant or any of his beneficiaries or transferees. Solely for purposes of determining the time and form of payments due under any Award that is considered nonqualified deferred compensation under Code Section 409A and that is not otherwise exempt from

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Code Section 409A, a Participant shall not be deemed to have incurred a termination of employment unless and until he shall incur a “separation from service” within the meaning of Code Section 409A.  Notwithstanding any other provision in this Plan, if as of a Participant’s separation from service, the Participant is a “specified employee” as determined by the Company, then to the extent any amount payable under any Award that is considered nonqualified deferred compensation under Code Section 409A and that is not otherwise exempt from Code Section 409A, for which payment is triggered by the Participant’s separation from service (other than on account of death), and that under the terms of the Award would be payable prior to the six-month anniversary of the Participant’s separation from service, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of such separation from service or (b) the date of the Participant’s death.

16.	INFORMATION RIGHTS OF PARTICIPANTS.

The Company shall provide to each Participant who acquires Stock pursuant to the Plan, not less frequently than annually, copies of annual financial statements (which need not be audited). The Company shall not be required to provide such statements to Participants who are key Employees and whose duties in connection with the Company assure their access to equivalent information.

17.	SEVERABILITY.

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

18.	OTHER COMPENSATION ARRANGEMENTS.

The existence of the Plan or the grant of any Award will not in any way affect the Company’s right to award a Participant bonuses or other compensation in addition to Awards under the Plan.

19.	WAIVER OF JURY TRIAL.

By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no Director, Officer, Employee, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

20.	CODE SECTION 83(b) ELECTIONS.

The Company and the Board have no responsibility for any Participant’s election, attempt to elect or failure to elect to include the value of an Award of Restricted Stock or other Award subject to Code Section 83 in the Participant’s gross income for the year of payment pursuant to Code Section 83(b). Any Participant who makes an election pursuant to Code Section 83(b) will promptly provide the Board with a copy of the election form.

21.	NO OBLIGATION TO EXERCISE.

The grant of an Award of an Option will impose no obligation upon the Participant to exercise the Award. The Company and the Board have no obligation to inform a Participant of the date on which any Award lapses except as may be set forth in the Award Agreement.

22.	RIGHT TO OFFSET.

Notwithstanding any provisions of the Plan to the contrary, and to the extent permitted by applicable law (including Code Section 409A), the Company may offset any amounts to be paid to a Participant (or, in the event of the Participant’s death, to his beneficiary or estate) under the Plan against any amounts that such Participant may owe to the Company.

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23.	COOPERATION.

A Participant will cooperate with the Board by furnishing any and all information requested by the Board and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including but not limited to taking such physical examinations as the Board may deem necessary when eligibility or entitlement to any compensation or benefit based on any matter relating to the disability of the Participant is at issue.

24.	NO CONSTRAINT ON CORPORATE ACTION.

Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets or (ii) to limit the right or power of the Company to take any action which such entity deems to be necessary or appropriate.

25.	LIMITATION ON LIABILITY.

Notwithstanding anything to the contrary in the Plan, neither the Company nor the Board, nor any person acting on behalf of the Company or the Board, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, however, that nothing in this Section 20 shall limit the ability of the Board or the Company to provide by express agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

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EXHIBIT “B”

Verification Required by Rule 0-2(d)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Sections 23(a), 23(b), and 63 of the 1940 Act, pursuant to Section 61(a)(3)(B) of the 1940 Act permitting awards of common stock purchase options to Non-Employee Directors, and pursuant to Sections 57(a)(4)and 57(i) of the 1940 Act and Rule 17d-l under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, and pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c) of the 1940 Act for and on behalf of Equus Total Return, Inc.; that he is the Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EQUUS TOTAL RETURN, INC.

Date: September 29, 2016	By:	/s/ Kenneth I. Denos
Kenneth I. Denos
Secretary and Chief Compliance Officer

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EXHIBIT “C”

Resolutions of the Board of Directors

EQUUS TOTAL RETURN, INC.

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS

APPLICATION FOR EXEMPTIVE ORDER

RESOLVED, that the appropriate officers of the Fund shall be, and each of them hereby is, authorized and directed, by and on behalf of the Fund, and in its name, to execute and cause to be filed with the Commission any applications, or amendments thereto, for exemptive relief or certifications, or requests for no-action or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable federal or state securities law, or applicable provisions of the Internal Revenue Code of 1986, as amended, as such officers, in their sole discretion, deem necessary or to effect such actions or pursue such activities or transactions of the Fund as are duly authorized;

FURTHER RESOLVED, that all prior actions taken by the officers of the Fund in connection with the filing of such application with the Commission or otherwise in connection with the foregoing resolution is hereby approved and ratified in all respects.

[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2] Section 57(o) provides that the term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan or arrangement and a majority of such directors or general partners who are not interested persons of such company.

[3] For purposes of calculating compliance with this limit, the Fund will count as Restricted Stock all shares of the Fund’s common stock that are issued pursuant to the Plan less any shares that are forfeited back to the Fund and cancelled as a result of forfeiture restrictions not lapsing.

[4] See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8756 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

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